JLL Income Property Trust
333 W. Wacker Drive, Suite 2300, Chicago, IL 60606
T: +1 312 897 4000
jllipt@lasalle.com

December 15, 2017

Via EDGAR
Robert F. Telewicz, Jr.
Accounting Branch Chief
Office of Real Estate and Commodities
Securities and Exchange Commission

Re:	Jones Lang LaSalle Income Property Trust, Inc.
Form 10-K for the fiscal year ended December 31, 2016
Filed March 9, 2017
File No. 000-51948

Dear Mr Telewicz,
I am writing on behalf of Jones Lang LaSalle Income Property Trust, Inc. (the “Company”, “we”, “JLLIPT” or “our”) in response to comments of the staff (the “Staff”) of the Securities and Exchange Commission (“the Commission”) contained in your correspondence dated December 1, 2017. The heading and page number below from the Company’s Annual Report on Form 10-K (“Annual Report”) corresponds to the heading and page number referenced in your letter. We have carefully considered the Staff’s comments and have provided additional information, as requested. For your convenience, we have included in bold the Staff’s comment before our response.

Form 10-K for the fiscal year ended December 31, 2016

Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market for Common Equity, page 44

1. Please address the following with respect to your net asset value disclosures:

a. We note your disclosure that liabilities are valued at cost for purposes of calculating NAV. Please explain to us why long term liabilities (such as mortgages payable) are not valued at fair value.
Company’s Response:
The Company respectfully notes in response to the Staff's comment that in 2012, we carefully evaluated the option to value long-term liabilities when we were creating our valuation policies. During our review of the

Robert F. Telewicz, Jr.
December 15, 2017

prevailing valuation policies in the institutional real estate investment community, we identified diversity in practice with respect to the determination of how to value long-term liabilities and that available industry guidance allows for diversity in such determination. Below are some excerpts from industry guidance related to valuing long-term liabilities: [emphasis added]

On August 31, 2011, the Real Estate Information Standards Council (REIS) issued the REIS adopting release, in which the requirement to value long-term liabilities was specifically removed:

Appendix C

9. Financial: Deleting specific reference to fair value option The REIS Board and Council have concluded that the existing REIS standard that specifically requires the election of the Fair Value Option under ASC 825-10 for all debt liabilities in all Accounts should not be either specifically required or recommended but rather considered in the same manner as all of GAAP and the judgments, inputs, and assumptions that go into preparing GAAP fair-value-based financial information. [emphasis added]

More recently, the National Council of Real Estate Investment Fiduciaries (NCREIF) and the Pension Real Estate Association (PREA) issued the NCREIF PREA Reporting Standards, Handbook Volume II: Manuals, Fair Value Accounting Policy on February 1, 2016:

Section 4.04 Loans Payable

4.04(b) The Fair Value Option under ASC 825-10 permits entities to elect a one-time option that is irrevocable to measure financial instruments at fair value on an instrument-by-instrument basis.

The Defined Contribution Real Estate Council (DCREC) issued a best practices paper “Private Real Estate in DC: 10 Key Principles Recommended for Daily Valuation of Private Equity Real Estate Investments” on June 1, 2017:

Property Level Debt Valuation

There are a number of accepted methods of property level debt valuation currently in practice - using either a fair value methodology (“mark-to-market”) or a face value methodology. The methods follow GAAP and FASB guidance.

The Company adopted the policy to not fair value long-term liabilities as it may result in added volatility to the NAV per share and generates unrealized gains and losses that are generally not realizable in the open market. Further, we generally intend to hold our long-term liabilities to maturity, causing any unrealized gains or losses to be temporary in nature as the liabilities are expected to be paid off at par upon maturity. As further support for our position, we continually review our prior transactions. Since 2012, we have extinguished 24 mortgage loans, 19 of which were paid off at par during the free prepayment period or at final maturity, four were paid off at the outstanding loan balance through deeding the property to the lender and one was assumed by the buyer of the property.

We consider our NAV calculation process to be a non-GAAP number prepared under a contractual basis of accounting. In response to the Staff’s comment, the Company will in future periodic filings add the following statement to our discussion of NAV:

Our valuation procedures and our NAV are not subject to GAAP or independent audit.

Robert F. Telewicz, Jr.
December 15, 2017

b. Please revise your discussion to disclose the amount that has been accrued for dealer manager fees for financial reporting purposes for each share class.
Company’s Response:
The Company respectfully notes in response to the Staff's comment that it previously determined that the accrued dealer manager fees for each share class was not a material disclosure. We disclose to stockholders that the dealer manager fee impacts our NAV on a daily basis and not all upfront as is required under GAAP accounting. Because stockholders are able to tender their shares for repurchase pursuant to our share repurchase plan at any time after a 12-month lockup period and thereby cease paying dealer manager fees with respect to their shares, the amount of future dealer manager fees that will be payable is not certain. However, the Company will revise its disclosure in future periodic filings to include the following:
The selling commissions and dealer manager fees are offering costs and will be recorded as a reduction of capital in excess of par value. Selling commissions are paid on the date of sale of our common stock. We accrue all future dealer manager fees up to the ten percent regulatory limit on the date of sale of our common stock. The dealer manager fees accrued on our Consolidated Balance Sheets are as follows:

	December 31, 2017	December 31, 2016
Class A Shares	-	$67,719
Class M Shares	-	6,615
Class A-I Shares	-	2,900
Class M-I Shares	-	357
Total	—	$77,591
For NAV calculation purposes, dealer manager fees are accrued daily, on a continuous basis equal to 1/365th of the stated fee.

c. We note your disclosure that for non-recourse, property-level mortgages that exceed the value of the underlying property, you assume a value of zero in the determination of NAV. Please tell us whether this situation currently exists in your portfolio and, if so, tell us the amount by which the debt exceeds the underlying value of the property. Additionally, if your intent is to continue to hold the property and pay the related mortgage, explain to us why you believe it is appropriate to limit the net value of the property and related debt to zero.
Company’s Response:
The Company respectfully notes in response to the Staff's comment that we currently own an interest in a property in the NYC Retail Portfolio joint venture that is valued at approximately $9 million below the non-recourse mortgage loan balance. The mortgage loan matured in May 2017, has not been paid off and the mortgage lender has initiated foreclosure proceedings. Since the property is 100% leased and the cash flow from the operations of the property are covering debt service, the Company believes it is appropriate to hold the net value of the property and related debt at zero as we have no obligation or intention to use Company resources to support the property. The Company currently expects the NYC Retail Portfolio joint venture will relinquish its ownership in the property to the mortgage lender. This is currently the only situation in which the value of a property we own is below the outstanding balance of its mortgage loan.

Robert F. Telewicz, Jr.
December 15, 2017

d. Please expand your disclosure to include a sensitivity analysis for the exit capitalization rate and the annual growth rates used in your calculation of NAV.
Company’s Response:
The Company respectfully notes in response to the Staff's comment, the Company will revise its disclosure in future periodic filings to include the following:
While we believe our assumptions are reasonable, a change in these assumptions would impact the calculation of the value of our real estate investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our real estate investment value as of December 31, 2017:

Input
Discount Rate - weighted average	0.25% increase	—%

Exit Capitalization Rate - weighted average	0.25% increase	—%

Annual market rent growth rate - weighted average	0.25% decrease	—%

e. Please tell us, and expand your discussion to disclose whether any independent third parties were consulted as part of your NAV calculation process and if so, disclose any potential conflicts or relationships with these third parties. In addition, please revise your disclosure to include a statement that the estimated values in your NAV calculation have not been audited.
Company’s Response:
The Company respectfully notes in response to the Staff's comment that since we began publicly offering common stock for sale on October 1, 2012, we have engaged Real Estate Research Corporation (RERC) to provide quarterly valuations for all our real estate investments. RERC is independent of the Company, our advisor and its affiliates. We have identified no conflicts of interest between RERC and the Company, our advisor and its affiliates, however, RERC does occasionally provide valuation services to other clients of our advisor. The Company and RERC continually monitor RERC's activities to ensure no conflicts of interest exist. In response to the Staff's comment, the Company will revise its disclosure in future periodic filings to include the following [newly added language is underlined below for emphasis only]:
The fair value of our wholly-owned properties is done using the fair value methodologies detailed within the FASB Accounting Standards Codification under Topic 820, Fair Value Measurements and Disclosures. Our valuation procedures and NAV are not subject to GAAP or independent audit. Real estate appraisals are reported on a free and clear basis, excluding any property-level indebtedness that may be in place. We expect the primary methodology used to value properties will be the income approach, whereby value is derived by determining the present value of an asset's stream of future cash flows (for example, discounted cash flow analysis). Consistent with industry practices, the income approach incorporates subjective judgments regarding comparable rental and operating expense data, the capitalization or discount rate and projections of future rent and expenses based on appropriate evidence. Other methodologies that may also be used to value properties include sales comparisons and replacement cost approaches.
A fundamental element of the valuation process, the valuation of our properties, is managed by our independent valuation advisor, Real Estate Research Corporation, a valuation firm selected by our advisor and approved by our board of directors, including a majority of our independent directors. Real Estate Research Corporation, founded in 1931, is one of the longest-serving commercial real estate research, valuation and consulting firms in the nation with offices throughout the United States. Real Estate Research Corporation is engaged in the business of rendering opinions regarding the value of commercial real estate properties and is not affiliated with us or our advisor. The compensation we pay to our independent

Robert F. Telewicz, Jr.
December 15, 2017

valuation advisor is based on the number of properties we own and is not based on the estimated values of our properties. While our independent valuation advisor is responsible for providing our property valuations, our independent valuation advisor is not responsible for, and does not calculate, our daily NAV.
Our independent valuation advisor has provided, and is expected to continue to provide, real estate appraisal, appraisal management and real estate valuation advisory services to other clients of our advisor and its affiliates and has received, and is expected to continue to receive, fees in connection with such services. Our independent valuation advisor and its affiliates may from time to time in the future perform other commercial real estate and financial advisory services for other clients of our advisor and its affiliates, so long as such other services do not adversely affect the independence of the independent valuation advisor as certified in the applicable appraisal report.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 4 - Unconsolidated Real Estate Affiliates, page F-19

2. Please address the following with respect to your unconsolidated real estate affiliate accounted for using the fair value option:

a. Please tell us how you considered the requirement to disclose management’s reasons for electing the fair value option in accordance with ASC Topic 825-10-50-28a.
Company’s Response:
The Company respectfully notes in response to the Staff's comment that in our September 30, 2017 Form 10-Q, we revised our disclosure regarding our investment in the NYC Retail Portfolio, breaking it out into a separate line on our consolidated balance sheets entitled "Real estate fund investment." We made this change to better represent the type of investment as a fair value commingled fund with institutional partners, separately distinguishing it from the other equity method investments. The Company will revise its disclosure regarding the fair value option investment in future periodic filings to include the following [newly added language is underlined below for emphasis only]:
At acquisition we made the election to account for our interest in the NYC Retail Portfolio under the fair value option. This fair value election was made as the investment is in the form of a commingled fund with institutional partners where fair value accounting provides the most relevant information about the financial condition of the investment.

b. Given the apparent significance of the equity in earnings from the unconsolidated real estate affiliate to net earnings, please tell us how you considered the need to provide summarized financial information of the investee in accordance with ASC Topics 825-10-50-28f and 323-10-50-3(c).
Company’s Response:
The Company respectfully notes in response to the Staff's comment that we calculated the significance for our unconsolidated real estate affiliates (Pioneer Tower, Chicago Parking Garage and the NYC Retail Portfolio) using guidance in Rule 3-09 and Rule 4-08(g) of Regulation S-X. The Company's investments in Pioneer Tower and Chicago Parking Garage were not considered to be significant as the result of all three tests being less than the 10% threshold. The Company provided summarized financial information of those two combined properties. The Company's investment in the NYC Retail Portfolio was determined to be significant under the income test at the greater than 20% level, requiring audited financial statements to be filed. Please see the table below:

Robert F. Telewicz, Jr.
December 15, 2017

Significant Subsidiary Test - 12/31/16 ($ in millions)
	NYC Retail Portfolio	Chicago Parking Garage	Pioneer Tower
Test #1 - Investment in Test
Investment in	$89	$18	$121
JLLIPT Total Assets	$2,075	$2,075	$2,075
Percent	4.3%	0.89%	5.82%
Rule 4-08(g) Threshold	10%	10%	10%
Test Met	no	no	no
Rule 3-09 Threshold	20%	20%	20%
Test Met	no	no	no

Test #2 - Proportionate Assets Test
Proportionate assets	$89	$18	$128
JLLIPT Total Assets	$2,075	$2,075	$2,075
Percent	4.31%	0.89%	6.16%
Rule 4-08(g) Threshold	10%	10%	10%
Test Met	no	no	no

Test #3 - Equity in Income Test
Income from unconsolidated real estate affiliates and fund investments	$9.7	$0.3	$0.3
Net income attributable to JLLIPT	$4.9	$4.9	$4.9
Percent	196.64%	6.31%	5.97%
Rule 4-08(g) Threshold	10%	10%	10%
Test Met	yes	no	no
Rule 3-09 Threshold	20%	20%	20%
Test Met	yes	no	no

The Company provided separate audited financial statements of the NYC Retail Portfolio ("Madison NYC Core Retail Partners, L.P") as exhibit 99.1 to the Annual Report. In determining not to provide summarized financial information in addition to the audited financial statements for the NYC Retail Portfolio, the Company relied upon ASC 323-10-S99-2:
Question 1: Must a registrant which includes separate financial statements or condensed financial statements for unconsolidated subsidiaries or investees in its annual report to shareholders also include in such report the summarized financial information for these entities pursuant to Rule 4-08(g)?
Interpretive Response: No. The purpose of the summarized information is to provide minimum standards of disclosure when the impact of such entities on the consolidated financial statements is significant. If the registrant furnishes more information in the annual report than is required by these minimum disclosure standards, such as condensed financial information or separate audited financial statements, the summarized data can be excluded.

Robert F. Telewicz, Jr.
December 15, 2017

c. Tell us how you have applied the guidance in ASC Topic 825-10-50-31.
Company’s Response:
The Company respectfully notes in response to the Staff's comment that we have relied on the guidance in ASC 820-10-35-59 through 35-62 "Measuring the Fair Value in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)," permitting the reporting of real estate ventures at fair value using the Net Asset Value as calculated by the real estate venture. The underlying financial statements for the venture have been prepared on a fair value basis as an Investment Company in accordance with the guidance in ASC 946. The Company will revise its disclosure in future periodic filings to include the following [newly added language is underlined below for emphasis only]:
At acquisition we made the election to account for our interest in the NYC Retail Portfolio under the fair value option. This fair value election was made as the investment is in the form of a commingled fund with institutional partners where fair value accounting provides the most relevant information about the financial condition of the investment. We record increases and decreases in our investment each reporting period based on the change in the fair value of the investment as estimated by the general partner. Critical inputs to NAV estimates include valuations of the underlying real estate assets which incorporate investment-specific assumptions such as discount rates, capitalization rates and rental growth rates. We did not consider adjustments to NAV estimates provided by the general partner, including adjustments for any restrictions to the transferability of ownership interests embedded within the investment agreement to which we are a party, to be necessary based upon (1) our understanding of the methodology utilized and inputs incorporated to estimate NAV at the investment level, (2) consideration of market demand for the retail assets held by the venture, and (3) contemplation of real estate and capital markets conditions in the localities in which the venture operates. The Company has no unfunded commitments and is in a lockup period until 2019. Our investment in the NYC Retail Portfolio will be presented on our Consolidated Balance Sheets within the real estate fund investment caption. Changes in the fair value of our investment as well as cash distributions received will be recorded on our Consolidated Statements of Operations and Comprehensive Income within the equity in income of unconsolidated affiliates and fund investments caption. As of December 31, 2017 and 2016, the carrying amount of our investment in the NYC Retail Portfolio was $X and $89,151, respectively. During the years ended December 31, 2017 and 2016 we recorded increases in the fair value of our investment in the NYC Retail Portfolio of $X and $8,578, respectively.

3. Based on your disclosure on page 34, it appears that you have investments in two properties that are 100% owned and accounted for under the equity method of accounting. Please tell us how you determined you are not required to consolidate these affiliates in accordance with ASC Topic 810. To the extent you have determined you are not the primary beneficiary, please tell us how you arrived at that conclusion.
Company’s Response:
The Company respectfully notes in response to the Staff's comment that our ownership in the two referenced properties are condominium interests that are 100% owned by the Company, but represent only a proportional ownership of the entire property. The key relevant facts and information evaluated by the Company in its accounting analysis are outlined below.

On December 23, 2014, we acquired a condominium interest in Chicago Parking Garage, a 366 stall, multi-level parking facility located in Chicago, Illinois. We own floors three through eight of the 12-story parking garage which is part of a mixed-use property that includes residential, retail, office and parking. Based on the underlying agreements in place, we hold two of six voting rights, and it takes a majority or four votes to approve any major strategic decisions or direct operations. The voting rights create joint control of the Chicago Parking Garage amongst the owners.

Robert F. Telewicz, Jr.
December 15, 2017

On June 28, 2016, we acquired Pioneer Tower, a 17-story, 296,000 square foot multi-tenant office property in Portland, Oregon. Pioneer Tower is a component of a mixed-use property that includes a regional mall, department store and office tower. The regional mall and department store are owned by independent third parties. The land component of this mixed-use property is owned as a condominium interest with the owners of the regional mall and department store. Based on the underlying agreements, we hold 25% of the voting rights that require a 75% vote to approval any major strategic decisions or direct operations. The voting rights create joint control amongst the owners.

The Company's condominium interests in these two properties, resulting in joint control with other unrelated parties, are considered undivided interests and it is inappropriate to apply the consolidation guidance from ASC Topic 810 as the guidance only applies to “legal entities”. ASC paragraph 810-10-15-4 states all legal entities are subject to this Topic’s evaluation guidance for consolidation by a reporting entity, with specific qualifications and exceptions noted below.
The glossary in ASC subsection 810-10-20 defines a legal entity as “[a]ny legal structure used to conduct activities or to hold assets. Some examples of such structures are corporations, partnerships, limited liability companies, grantor trusts, and other trusts.” The Company's ownership of these properties are not held in a "legal entity" as defined above, and thus not subject to the consolidation guidance under ASC Topic 810.
ASC paragraph 970-323-25-12 (paragraph 11 of SOP 78-9) indicates that “[i]f real property owned by undivided interests is subject to joint control by the owners, the investor-venturers shall not present their investments by accounting for their pro rata share of the assets, liabilities, revenues, and expenses of the ventures. Most real estate ventures with ownership in the form of undivided interests are subject to some level of joint control. Accordingly, such investments shall be presented in the same manner as investments in non-controlled partnerships.” Therefore, we are required to account for these two properties under the equity method of accounting.
Note 6 - Common Stock, page F-23
4. Please revise your discussion to disclose dividends per share for each class of shares. Reference is made to ASC Topic 505-10-S99-1.
Company’s Response:
The Company respectfully notes in response to the Staff's comment that the dividends per share information was included in "Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities" of the Annual Report. Additionally, each quarter we mail a Quarterly Report to every stockholder which discloses the net distributions received for the current quarter and year-to-date. However, the Company will revise its disclosure in future periodic filings to include the following:

Distributions

The distributions declared per share for each of our classes of common stock for the years ended December 31, 2017, 2016 and 2015 were as follows:

Robert F. Telewicz, Jr.
December 15, 2017

	Distributions	Distributions Paid (1)
Record Date	Declared	Class A	Class M	Class A-I	Class M-I	Class D
3/30/2017	$0.12500	$0.09699	$0.11684	$0.11686	$0.12366	$0.12500
6/29/2017	0.12500	0.09660	0.11677	0.11607	0.12365	0.12500
9/28/2017	0.12500	0.09623	0.11663	0.11649	0.12361	0.12500
12/28/2017	0.12500	TBD	TBD	TBD	TBD	TBD
Total	$0.50000	$0.28982	$0.35024	$0.34942	$0.37092	$0.37500

	Distributions	Distributions Paid (1)
Record Date	Declared	Class A	Class M	Class A-I	Class M-I	Class D
3/30/2016	$0.12000	$0.09424	$0.11181	$0.11206	$0.11874	$0.12000
6/29/2016	0.12000	0.09381	0.11206	0.11329	0.11876	0.12000
9/29/2016	0.12500	0.09842	0.11692	0.11685	0.12368	0.12500
12/29/2016	0.12500	0.09799	0.11694	0.11753	0.12372	0.12500
Total	$0.49000	$0.38446	$0.45773	$0.45973	$0.48490	$0.49000

	Distributions	Distributions Paid (1)
Record Date	Declared	Class A	Class M	Class A-I	Class M-I	Class D
3/30/2015	$0.12000	$0.09447	$0.11209	$0.11223	$0.11935	$0.12000
6/29/2015	0.12000	0.09557	0.11218	0.11221	0.11883	0.12000
9/29/2015	0.12000	0.09501	0.11203	0.11209	0.11877	0.12000
12/30/2015	0.12000	0.09431	0.11181	0.11194	0.11873	0.12000
Total	$0.48000	$0.37936	$0.44811	$0.44847	$0.47568	$0.48000

(1) Distributions paid are net of dealer manager fees applicable to each share class.

Any questions or comments with respect to the foregoing may be communicated to Gregory A. Falk, Chief Financial Officer and Treasurer at (312) 897-4099.

JONES LANG LASALLE INCOME PROPERTY TRUST, INC.

By:	/s/ Gregory A. Falk
Name: Gregory A. Falk
Title: Chief Financial Officer and Treasurer